UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports fourth-quarter results

SALFORD, England—(March 7, 2017)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and twelve-month periods ended December 31, 2016.

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2016

Results are summarized as follows:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2016	2015	2016	2015
Revenue	$96.1m	$107.4m	$414.8m	$460.3m
Trading profit Trading margin Operating profit	$5.2m 5.4% $5.3m	$9.5m 8.8% $16.3m	$35.3m 8.5% $35.8m	$42.3m 9.2% $37.9m
Net income Earnings per share – Basic (1)	$3.2m $0.12	$7.4m $0.28	$21.9m $0.83	$16.1m $0.60
Adjusted net income (2) Adjusted earnings per share – Basic Adjusted earnings per share – Diluted	$3.7m $0.14 $0.14	$7.4m $0.28 $0.27	$24.7m $0.93 $0.92	$29.5m $1.10 $1.08
Adjusted EBITDA (3) Adjusted EBITDA margin	$10.2m 10.6%	$14.6m 13.6%	$55.3m 13.3%	$62.2m 13.5%
Net cash flows from operating activities	$9.4m	$15.2m	$29.2m	$52.8m
Net debt (total debt less cash)	$107.4m	$94.7m	$107.4m	$94.7m
Total equity – book value (net assets) £0.50 ordinary shares outstanding	$141.9m 26.4m	$169.7m 26.9m	$141.9m 26.4m	$169.7m 26.9m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including, certain accounting charges relating to acquisitions and disposals of businesses (comprising the unwind of the discount on deferred contingent consideration from acquisitions, other income / (expense) from acquisitions and disposals of businesses, and the amortization on acquired intangibles), IAS 19R retirement benefits finance charge, profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense, and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.
(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, changes to defined benefit pension plans, restructuring and other expense, other share-based compensation charges, loss on disposal of property, plant and equipment and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

Q4 2016 BUSINESS REVIEW

•	Q4 2016 IFRS operating profit and net income were in line with the Company’s most recent guidance. Q4 2016 adjusted earnings and adjusted EBITDA were also in line with our expectations.
•	Gas Cylinders – Q4 2016 underlying segment trading profit was up on Q4 2015 and cemented a solid 33% improvement for the full year.
•	Elektron – Q4 2016 segment trading profit was impacted from below-trendline magnesium businesses, especially defense, through the second half of 2016, resulting in a 29% reduction in full-year segment trading profit.
•	Strategic projects – In 2016, Luxfer enhanced sustainable value on numerous fronts. We successfully commercialized two new proprietary magnesium alloys, SoluMag® and SynerMag®, and also achieved a record year for sales of advanced chemical catalysis products. Gas Cylinders Division has also introduced several new healthcare products that address the growing demand for medical oxygen systems, achieving CE markings for both Luxfer-branded Portable Oxygen Concentrators (POCs) and our Advanced Oxygen System (AOS).
•	Increases in corporate bond yields, used to discount defined benefit pension liabilities, helped increase net assets in Q4 through a significant reduction in these liabilities.
•	2017 Guidance: Sequential improvement is expected from renewed magnesium order momentum, further gains in commercialization of new product offerings for zirconium and gas cylinders, and the start of new Superform contracts. This begins to offset the demand disruptions experienced during the last two quarters of 2016 from Q1 2017. Progressive benefit from favorable FX rates on UK exports (as old hedges run off) should also provide positive momentum as the year unfolds, underpinned by a series of new cost-reduction initiatives.

Fourth-quarter results

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	51.7	44.4	96.1	57.3	50.1	107.4
Trading profit	2.1	3.1	5.2	2.5	7.0	9.5
Return on Sales % (Trading profit / Revenue)	4.1%	7.0%	5.4%	4.4%	14.0%	8.8%
Adjusted EBITDA(1)	4.4	5.8	10.2	4.6	10.0	14.6
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	8.5%	13.1%	10.6%	8.0%	20.0%	13.6%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q4 2015 – as reported under IFRS	57.3	50.1	107.4
FX translation impact – on non-U.S. operating results	(2.5)	(2.4)	(4.9)
Q4 2015 – adjusted for FX translation	54.8	47.7	102.5
Trading variances – Q4 2015 v Q4 2016	(3.1)	(3.3)	(6.4)
Q4 2016 – as reported under IFRS	51.7	44.4	96.1

On an IFRS-reported basis, revenue in Q4 2016 was $96.1m compared to $107.4m for the same period in 2015. FX translation differences in the quarter were adverse by $4.9m. Adjusted for FX translation, revenue was $6.4m lower than in Q4 2015.

2

Gas Cylinders Division revenue in Q4 2016 was lower at $51.7m compared to $57.3m in Q4 2015. FX translation differences were adverse by $2.5m, and underlying revenue was $3.1m lower.

•	Sales of aluminum cylinders in the fire and industrial sectors improved compared to Q4 2015, partially offsetting the weakness in the medical and beverage sectors.
•	Our alternative fuel (AF) business maintained its improved status, particularly for composite bus systems.
•	SCBA sales were compressed in the quarter following higher shipments earlier in the year. One reason for the stronger first half was customers working through the balance of the backlog generated by regulatory approval issues in 2014.
•	As in earlier quarters of 2016, we have been experiencing reduced demand in Europe for our higher-value medical composite cylinders because of customer redeployment of existing cylinder inventory. We are implementing a strategy to widen our healthcare revenue stream through the introduction of a refurbishment service, along with our newly CE-marked product offerings, POCs and AOS, which target a growing demand for enhanced oxygen delivery systems to aid patient mobility.
•	Superform revenue improved compared to Q4 2015 with strong new tooling sales, primarily for the specialty automotive sector and new contract wins. We expect these new contracts to generate improved sales of formed parts in the second half of 2017 as we transition from the run-out of older contracts.

Elektron Division revenue in Q4 2016 was $44.4m compared to $50.1m in Q4 2015. FX translation differences were adverse by $2.4m, and underlying revenue was $3.3m lower.

•	Weak demand from the U.S. defense sector compressed sales of several magnesium product lines in the second half of the year. We believe the below-trendline orders were largely a function of budgetary constraints and other issues, which are expected to reverse through 2017 and 2018.
•	Q4 2016 automotive catalysis sales remained weak, but we have seen a pick-up in our tendering for new business with both the current G4 technology and our next-generation G6 catalysts. Sales of new chemical catalysis products continued to provide a partial offset. Sales of our proprietary SoluMag® alloy showed improved penetration, enhanced by evidence of a modest upturn in oil and gas activity in North America.
•	Photoengraving revenue was lower compared to Q4 2015 as destocking in the U.S. market continued while we transition a higher portion of this business away from the distributor channel and towards direct sales. This is expected to enable us to better support larger customers and take cost out of the supply chain going forward.

Trading profit:

Trading profit decreased to $5.2m in Q4 2016 compared to $9.5m in Q4 2015, predominantly due to lower sales of magnesium products. FX translation differences reduced trading profit by $0.1m, while FX transaction differences increased trading profit by $0.3m; therefore, at constant exchange rates, trading profit was down $4.5m.

Gas Cylinders Division trading profit was $2.1m, $0.4m lower compared to Q4 2015.

•	FX differences reduced trading profit by $0.6m, and underlying trading profit increased by $0.2m.
•	The underlying improvement in trading profit reflects improved performance of the AF business, offset by lower medical cylinder sales and lower shipments of SCBA cylinders.
3

Elektron Division trading profit in Q4 2016 was $3.1m, $3.9m lower compared to Q4 2015.

•	FX differences increased trading profit by $0.8m, and underlying trading profit reduced by $4.7m.
•	The usual ‘add-on’ of military meals (above the contracted minimum) was not placed for the first time in 15 years, reducing the need for our flameless ration heaters, and orders for chemical agent decontamination products were also down significantly.
•	Demand for photoengraving plate was lower in the U.S., as described above. In the medium term, the transition to increased direct selling is expected to be beneficial, but in the short term it has resulted in supply chain destocking.
•	Military powder sales were also lower in the quarter as a result of both some destocking and one customer still being impacted by its plant outage in May 2016, with higher production now expected to start in early 2017.

Restructuring and other expense

In Q4 2016, we incurred $0.2m of severance costs and $0.3m of litigation costs relating to the patent infringement case, both within the Elektron Division.

The Q4 2015 charge of $11.2m included $10.6m related to the rationalization of our AF cylinder facilities within the Gas Cylinders Division.

Other income statement items

Gross margin percentage was lower in Q4 2016 compared to Q4 2015, decreasing from 21.7% to 19.4%, due to weaker Elektron sales. Gross profit in Q4 2016 was $18.6m compared to $23.3m in Q4 2015, reduced by $1.1m due to FX differences, with other trading variances being adverse by $3.6m.

Distribution costs at $1.9m were $0.1m higher than Q4 2015, and administrative expenses were $0.6m higher than in Q4 2015 at $12.0m. Our share of results of joint ventures and associates was a $0.5m profit compared to a $0.6m loss in Q4 2015.

Trading profit in Q4 2016 was $5.2m, down $4.3m on Q4 2015, as explained above.

Group operating profit was $5.3m compared to $16.3m in Q4 2015. The decrease resulted partially from the fall in trading profit. We also recognized a credit of $0.6m in Q4 2016 relating to changes to defined benefit pension plans compared to a $18.0m credit in Q4 2015. The decrease in operating profit was partially offset by a $10.7m decrease in restructuring and other expense.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $10.2m, $4.4m lower than in Q4 2015. There was a $4.2m decrease for the Elektron Division together with a $0.2m decrease in the Gas Cylinders Division. The FX impact was $0.1m adverse, so at constant exchange rates, adjusted EBITDA was down $4.3m.

4

Operating profit to net income

Acquisition and disposals costs in Q4 2016 were a net $0.2m credit compared with a $1.9m debit in Q4 2015. Of the $0.2m credit, $0.5m credit related to the remeasurement of deferred contingent consideration in relation to the acquisition of Luxfer Magtech by the Elektron Division, offset by a $0.3m debit for costs incurred in a potential acquisition that was later aborted. The Q4 2015 debit of $1.9m related predominantly to costs incurred in relation to two unsuccessful approaches to acquire the Company.

The net interest charge in Q4 2016 was $1.3m compared with $1.8m in Q4 2015. The IAS 19R retirement benefits charge was $0.7m, consistent with the charge in Q4 2015.

Profit on operations before taxation was $3.4m in Q4 2016 (Q4 2015: $11.8m). Income tax expense was $0.2m (Q4 2015: $4.4m), and the statutory effective tax rate was 5.9% (Q4 2015: 37.3%). The rate in Q4 2016 was affected due to the recognition of additional deferred income taxes in respect of previously unrecognized losses, as well as adjustments in respect of previous years. The rate in Q4 2015 was affected by AF restructuring and other expenses, which did not lead to a full tax credit due to losses in AF operations. The underlying effective tax rate on adjusted net income was 11.9% (Q4 2015: 12.9%).

Net income in the period was $3.2m compared with $7.4m in Q4 2015. Adjusted net income in Q4 2016 was $3.7m compared with $7.4m in Q4 2015 (see page 11 for reconciliation).

Unadjusted basic EPS in Q4 2016 was $0.12 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.14 compared to $0.27 for Q4 2015.

Cash flow and net debt

There was a net decrease in cash and cash equivalents of $17.2m in Q4 2016 compared to a net decrease in Q4 2015 of $2.4m. Cash balances at the end of Q4 2016 were $13.6m compared to $36.9m at the end of Q4 2015. The net debt position, which is bank and other loans less cash and cash equivalents and which we believe is a more accurate measure of total liquidity changes, was higher at $107.4m (see Note 2 of this release) at the end of Q4 2016 compared to $94.7m at Q4 2015. Surplus cash has been and may in the future periods be used to repay some of the banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $9.4m in Q4 2016 compared to an inflow of $15.2m in Q4 2015. Working capital decreases led to an inflow of $4.4m compared to an inflow of $6.1m in Q4 2015.

Net cash flow from investing activities was an outflow of $5.6m in Q4 2016 compared to an outflow of $7.4m in Q4 2015. Purchases of property, plant and equipment resulted in an outflow of $4.6m in Q4 2016 compared to an outflow of $6.6m in Q4 2015.

The above trading activities resulted in a net cash inflow before financing of $3.8m in Q4 2016 compared to an inflow of $7.8m in Q4 2015.

Cash flows from financing activities in Q4 2016 were a net outflow of $21.0m compared to a net outflow of $10.2m in Q4 2015. During Q4 2016, $1.6m of interest was paid to debt-holders, compared to $1.7m in Q4 2015. Dividends of $3.3m were paid to shareholders in Q4 2016 compared to $2.7m in Q4 2015 following the decision at the beginning of 2016 to increase the quarterly dividend per share by 25%. During Q4 2016, we made net repayments on our banking facilities of $15.0m compared with net repayments of $5.9m in Q4 2015.

5

Twelve-month periods ended December 31

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	225.8	189.0	414.8	239.1	221.2	460.3
Trading profit	11.4	23.9	35.3	8.6	33.7	42.3
Return on Sales % (Trading profit / Revenue)	5.0%	12.6%	8.5%	3.6%	15.2%	9.2%
Adjusted EBITDA(1)	19.7	35.6	55.3	16.5	45.7	62.2
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	8.7%	18.8%	13.3%	6.9%	20.7%	13.5%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q4 YTD 2015 – as reported under IFRS	239.1	221.2	460.3
FX translation impact – on non-U.S. operating results	(6.9)	(6.5)	(13.4)
Q4 YTD 2015 – adjusted for FX translation	232.2	214.7	446.9
Trading variances – Q4 YTD 2015 v Q4 YTD 2016	(6.4)	(25.7)	(32.1)
Q4 YTD 2016 – as reported under IFRS	225.8	189.0	414.8

On an IFRS-reported basis, 2016 annual revenue was $414.8m compared to $460.3m for 2015. Adverse FX translation reduced revenue by $13.4m, and underlying revenue changes of $32.1m accounted for the remainder of the shortfall. FX transaction gains provided a benefit to revenue of $4.2m.

In the Elektron Division, when adjusted for FX, the revenue was $29.6m lower than last year, approximately $10m of this fall was a reduction in lower-margin magnesium recycling services with the balance in higher-margin Elektron revenue lines. For zirconium chemicals this was primarily due to reduced sales of automotive catalysis materials, currently in transition to a new generation of technology, partly offset by the benefits of a growing industrial chemical catalysis business. In the second half of the year, sales of U.S. defense-related magnesium products were depressed, reflecting, we believe, budgetary pressure on U.S. defense spending. Photoengraving revenue was impacted by destocking at distributors in the latter part of the year as we made a transition to selling directly to certain customers instead of through distributors. This action is expected to enable us to better support larger customers and take cost out of the supply chain. Revenue increased, however, from European high-performance aerospace alloys, as did sales of our new SoluMag® alloy.

In the Gas Cylinders Division, revenue when adjusted for FX was reduced by $6.7m, mainly a result of the depressed medical cylinder demand and our customers reassigning stocks of cylinders between regions rather than buying new cylinders. On a positive note, the AF business continued to improve with year-on-year growth, and sales of industrial cylinders were also up. Superform sales were down slightly on 2015 due to lower forming sales as existing contracts expire. However, tooling sales on new long-term contracts have increased as a result of new business won with Ferrari and other prestige car manufacturers.

Gross profit for 2016 was $93.4m compared to $104.0m for the same period in 2015. The annual 2016 gross margin percentage fell marginally to 22.5% compared with 22.6% in 2015.

6

Trading profit:

Trading profit for 2016 of $35.3m was $7.0m lower compared to $42.3m for 2015. FX differences adversely impacted profit by $0.8m, so at constant exchange rates, trading profit was $6.2m or 14.9% lower.

The reduction in trading profit for the Elektron Division was primarily due to challenges in the magnesium business highlighted above. However, the zirconium business has held up well during the transition in autocatalysis technologies, with trading profits being flat compared to prior year, helped by the progress in chemical catalysis.

Trading profit in the Gas Cylinders Division increased significantly from 2015, partly due to a combination of increased AF sales and our actions to reduce the cost base of the AF business, including closure of facilities in Utah and Germany during 2015, with production being consolidated into other manufacturing units.

Operating profit was $35.8m for 2016, a decrease of $2.1m compared to 2015, primarily due to the decrease in trading profit for the year net of the significant decrease in restructuring costs, which was offset in part by the changes to the defined benefit pension plans in 2015.

Profit on operations before taxation for the year 2016 was higher at $27.9m compared to $25.6m in 2015. Tax expense was $6.0m compared to $9.5m for the same period in 2015. The annual statutory effective tax rate decreased significantly from 37.1% to 21.5% in 2016. The statutory effective tax rate was affected in 2015, because AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations. The underlying effective tax rate on adjusted net income was 23.1% (2015: 22.6%).

Net income for 2016 was up at $21.9m compared to $16.1m in 2015, primarily due to the effect of reduced restructuring charges, offset in part by changes to the pension plans.

Adjusted net income (as reconciled to net income in Note 4 of this release) for 2016 was $24.7m compared to $29.5m in 2015. Adjusted diluted EPS was $0.92 for 2016, down $0.16 from 2015; at constant FX rates, adjusted diluted EPS was $0.97, down $0.11 from 2015.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) for 2016 was $55.3m compared with $62.2m for 2015. The FX impact was $1.6m adverse, so at constant exchange rates, adjusted EBITDA was down $5.3m or 8.7%.

Net cash inflow from operating activities for 2016 was $29.2m compared to $52.8m for 2015. The $23.6m decrease in operating cash flow was predominantly due to a $7.6m increase in working capital compared to a $7.1m decrease in working capital in 2015 and a decrease in EBITDA as described above.

Retirement benefits

The retirement benefits (pension) deficit at Q4 2016 was $66.5m and at Q4 2015 was $58.9m. In 2016, the liability increased by $7.6m due to decreases in corporate bond yields, partly offset by favorable pension plan asset returns.

During 2016, we agreed to the sale of $10.0m of U.S. pensioner liabilities to an insurer for a modest premium. We also offered lump sums to certain U.S. deferred pensioners, with acceptances resulting in payments of $4.9m. The two events resulted in the recognition of a settlement credit of a net $0.6m.

7

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10m to cover the needs of employee share plans. Shareholder approval for purchases was granted at the 2014 Annual General Meeting (for purchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The timing and size of any additional purchases under this program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

In 2015, the Group purchased 146,804 shares at a cost of $1.9m. In 2016, the Group continued this program and purchased a further 634,930 shares at a cost of $6.3m, of which 43,148 shares were purchased during Q4 at a cost of $0.4m.

Strategic product development update

In Q3 2016, Biotronik, our partner in the joint research and development program on their bioresorbable scaffold, launched their product, branded ‘Magmaris’, in certain countries in Europe, the Middle East and Australasia. Our SynerMag® alloy system, used in the Magmaris scaffold, is manufactured in our purpose-built, ISO 13485-approved manufacturing and testing center in Manchester, U.K.

Another new magnesium alloy, SoluMag®, for use in the oil and gas industry, was successfully commercialized and is now contributing to profitability.

When we purchased what is now the Luxfer Magtech business in 2014, it was almost entirely focused on the U.S. We have allocated additional sales resources to this business, and we are now tendering for business in several non-U.S. markets.

We have three specific magnesium alloy components being tested for inclusion in new designs of aircraft seats, and we remain highly optimistic that we will get some components flying in 2017.

Feedback from customers on laboratory testing of our next-generation ‘G6’ zirconium-based automotive catalysis product has been positive, and we await the results from engine-testing.

We are investing in extending the capabilities of our Superform business in response to new business won for 2017 and onwards with Ferrari and another manufacturer of prestige sports cars; we expect forming sales shipments to begin in the second half of 2017. New Superform equipment includes a hemming cell to produce complete assembled enclosures (including doors and trunk lids) rather than just inner and outer panels, as well as a ‘restrike’ press to allow additional forming operations to be done on panels after superforming.

Other information

On November 4, 2016 it was announced that Brian Purves, the Company’s chief executive officer for the last 15 years, had informed the board of directors of his intention to retire during the course of 2017.

At the board’s request, Mr. Purves agreed to remain in his current role until his successor is appointed. The Company is working to ensure a smooth transition; the nominations committee of the board has appointed an external advisor, and a sub-committee is considering candidates.

Mr. Purves was a member of the two-man buy-in team that led the private equity-funded purchase of certain downstream assets from British Alcan in 1996, forming a new company initially called British Aluminium. Since that date, the re-named Luxfer Group has been significantly re-shaped and put on a sound financial footing, culminating in listing on the NYSE in October 2012.

The Company currently expects to provide an update on the transition plan within the next two months.

8

SUMMARY & OUTLOOK

Trading in Q4 was, as expected, disrupted by the shortage of demand for various magnesium products. We had a relatively encouraging first half, but the lower level of orders for magnesium-based products, particularly defense-related, reduced consolidated results for the second half.

In Gas Cylinders, we successfully restored profitability to the AF business from the losses of 2015, despite the continuing market weakness caused by low oil prices. European medical demand remained compressed throughout 2016, resulting in reduced European cylinder shipments. North American SCBA demand finished flat over 2015, although with a stronger first half than second.

In Elektron, the profitability of our zirconium chemicals units was slightly improved as we continued transitioning to new technologies. Sales of high-performance magnesium alloys, which had fallen in 2015 under the impact of lower helicopter build rates (weaker spending by defense and oil and gas industries), stabilized. We made steady progress with our proprietary SoluMag® oil and gas alloy, selling $4m of product into a difficult market and providing enhanced productivity to an important customer base. The launch of Biotronik’s Magmaris scaffold, based on our SynerMag® alloy, was a major milestone.

Sterling appears to have currently settled at around 18% down on its value prior to the ‘Brexit’ vote in June. We remain optimistic that exchange rates, which have been unhelpful in 2016, should be a significant benefit in 2017 and beyond.

New sales arising from our strategic growth initiatives are collectively expected to generate a growing contribution in 2017. These include the SynerMag® and SoluMag® alloys, other new medical products and services, geographic expansion of Luxfer Magtech, and a step-change in the capacity of our Superform business in the second half of the year.

We have seen some recovery in 2017 order cover for both military flares that use our atomized magnesium powders and military meals that use our flameless heaters, with new awards or contracts covering 2017 requirements for these products having been placed by U.S. government agencies in Q4 2016. We have also received improved forecasts from European customers for medical cylinders. While our order book is still lower than normal in certain areas, management is confident that full-year 2017 adjusted earnings should be restored to near the level achieved in 2015, which means at least 10% higher than 2016. We expect that it will take at least until the second quarter of 2017 before we get the full benefit of new contracts.

9

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

10

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2016	2015	2016	2015
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	96.1	107.4	414.8	460.3
Cost of sales	(77.5)	(84.1)	(321.4)	(356.3)
Gross profit	18.6	23.3	93.4	104.0
Distribution costs	(1.9)	(1.8)	(7.8)	(7.9)
Administrative expenses	(12.0)	(11.4)	(50.8)	(52.6)
Share of results of joint ventures and associates	0.5	(0.6)	0.5	(1.2)
TRADING PROFIT	5.2	9.5	35.3	42.3
Profit on sale of redundant site	-	-	2.1	-
Changes to defined benefit pension plans	0.6	18.0	0.6	18.0
Restructuring and other expense	(0.5)	(11.2)	(2.2)	(22.4)
OPERATING PROFIT	5.3	16.3	35.8	37.9
Other income / (expense):
Acquisitions and disposals	0.2	(1.9)	0.2	(2.0)
Finance income:
Interest received	0.3	0.1	1.2	0.5
Finance costs:
Interest costs	(1.6)	(1.9)	(6.8)	(7.4)
IAS 19R retirement benefits finance charge	(0.7)	(0.7)	(2.1)	(3.0)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)	(0.4)	(0.4)
PROFIT ON OPERATIONS BEFORE TAXATION	3.4	11.8	27.9	25.6
Income tax expense	(0.2)	(4.4)	(6.0)	(9.5)
NET INCOME FOR THE PERIOD	3.2	7.4	21.9	16.1

Attributable to:
Equity shareholders	3.2	7.4	21.9	16.1

NET INCOME FOR THE PERIOD	3.2	7.4	21.9	16.1
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.4	0.4
Acquisitions and disposals	(0.2)	1.9	(0.2)	2.0
Amortization on acquired intangibles	-	0.3	1.0	1.4
IAS 19R retirement benefits finance charge	0.7	0.7	2.1	3.0
Profit on sale of redundant site	-	-	(2.1)	-
Changes to defined benefit pension plans	(0.6)	(18.0)	(0.6)	(18.0)
Restructuring and other expense	0.5	11.2	2.2	22.4
Other share-based compensation charges	0.3	0.5	1.4	1.3
Income tax thereon	(0.3)	3.3	(1.4)	0.9
ADJUSTED NET INCOME	3.7	7.4	24.7	29.5

11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2016	2015	2016	2015
	$M	$M	$M	$M

Net income for the period	3.2	7.4	21.9	16.1
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(4.1)	(2.8)	(13.1)	(8.6)

Fair value movements in cash flow hedges	2.3	(1.2)	1.1	(5.4)
Transfers to consolidated income statement on cash flow hedges	(0.1)	(0.3)	(0.9)	(0.1)
Deferred income taxes on cash flow hedges	(0.4)	0.3	-	1.1
Hedge accounting income / (expense) adjustments	1.8	(1.2)	0.2	(4.4)

Total hedge accounting and translation of foreign operations movements	(2.3)	(4.0)	(12.9)	(13.0)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	16.0	8.9	(21.7)	4.4
Deferred income taxes on remeasurement of defined benefit retirement plans	(3.9)	(2.5)	4.3	(1.5)
Retirement benefits changes	12.1	6.4	(17.4)	2.9
Total other comprehensive income / (loss) movements for the period	9.8	2.4	(30.3)	(10.1)
Total comprehensive income / (loss) for the period	13.0	9.8	(8.4)	6.0

Attributed to:
Equity shareholders	13.0	9.8	(8.4)	6.0

12

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2016 AND 2015 (UNAUDITED)

	December 31,	December 31,
	2016	2015
	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	127.9	136.0
Intangible assets	80.6	87.0
Investments	10.0	7.2
Deferred income tax assets	16.6	13.8
Trade and other receivables	0.3	-
	235.4	244.0
Current assets
Inventories	82.5	91.8
Trade and other receivables	57.6	62.3
Income tax receivable	2.4	0.7
Cash and cash equivalents	13.6	36.9
	156.1	191.7
TOTAL ASSETS	391.5	435.7

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3
Deferred share capital	150.9	150.9
Share premium account	56.4	56.4
Treasury shares	(7.1)	(1.3)
Retained earnings	308.1	316.6
Own shares held by ESOP	(0.5)	(0.2)
Share-based compensation reserve	3.8	4.1
Hedging reserve	(3.3)	(3.5)
Translation reserve	(57.9)	(44.8)
Merger reserve	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	141.9	169.7
Total equity	141.9	169.7

Non-current liabilities
Bank and other loans	121.0	131.6
Retirement benefits	66.5	58.9
Deferred income tax liabilities	4.9	1.7
Deferred contingent consideration	1.5	2.9
Provisions	1.1	1.5
Trade and other payables	0.6	-
	195.6	196.6
Current liabilities
Trade and other payables	51.1	65.5
Current income tax liabilities	0.1	0.1
Deferred contingent consideration	1.3	-
Provisions	1.5	3.8
	54.0	69.4
Total liabilities	249.6	266.0
TOTAL EQUITY AND LIABILITIES	391.5	435.7
13

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2016	2015	2016	2015
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	3.2	7.4	21.9	16.1
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	0.2	4.4	6.0	9.5
Depreciation and amortization	4.5	4.6	18.4	18.6
Loss on disposal of property, plant and equipment	0.1	-	0.2	-
Profit on sale of redundant site	-	-	(2.1)	-
Share-based compensation charges net of cash settlement	-	0.5	1.1	1.3
Net interest costs	1.3	1.8	5.6	6.9
Non-cash restructuring charges	-	9.0	-	17.7
Curtailment and past service credits on retirement benefits obligations	(0.6)	(18.2)	(0.6)	(18.2)
IAS 19R retirement benefits finance charge	0.7	0.7	2.1	3.0
Acquisitions and disposals	(0.2)	1.9	(0.2)	2.0
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.4	0.4
Share of results of joint ventures and associates	(0.5)	0.6	(0.5)	1.2
Changes in operating assets and liabilities:
Sale of assets classified as held for sale	-	-	-	1.2
Decrease / (increase) in receivables	4.1	7.1	(1.8)	5.0
Decrease / (increase) in inventories	6.6	(1.0)	4.5	3.0
Decrease in payables	(6.3)	-	(10.3)	(0.9)
Movement in retirement benefits obligations	(2.0)	(1.4)	(6.3)	(8.6)
Movement in provisions	(1.6)	(0.4)	(2.6)	0.3
Acquisition and disposal costs paid	-	(0.5)	(1.2)	(0.6)
Income taxes paid	(0.2)	(1.4)	(5.4)	(5.1)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.4	15.2	29.2	52.8
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4.6)	(6.6)	(16.5)	(15.3)
Purchases of intangible assets	(1.4)	(0.9)	(2.4)	(2.1)
Proceeds from sale of redundant site	-	-	3.0	-
Receipts from sales of property, plant and equipment	0.4	-	0.4	-
Cash received as compensation for insured assets	-	-	0.2	-
Investment in joint ventures and associates	-	-	0.2	(4.2)
Interest income received from joint ventures and associates	-	0.1	0.3	0.4
Net cash flows on purchase of businesses	-	-	(0.3)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(5.6)	(7.4)	(15.1)	(21.2)
NET CASH FLOWS BEFORE FINANCING	3.8	7.8	14.1	31.6
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.6)	(0.5)	(1.9)	(1.7)
Interest paid on Loan Notes	(1.0)	(1.2)	(4.5)	(4.9)
Bank interest received	0.2	0.1	0.2	0.2
(Repayment) / draw down on banking facilities	(15.0)	(5.9)	(8.5)	9.6
Extension to Loan Notes – financing costs	-	-	(0.2)	-
Dividends paid	(3.3)	(2.7)	(13.3)	(10.8)
ESOP cash movements	(0.9)	-	(1.0)	0.1
Proceeds from issue of shares	-	-	-	0.2
Purchase of treasury shares	(0.4)	-	(6.3)	(1.9)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(21.0)	(10.2)	(35.5)	(9.2)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(17.2)	(2.4)	(21.4)	22.4
Net foreign exchange movements	(1.5)	(0.3)	(1.9)	(0.1)
Cash and cash equivalents at beginning of period	32.3	39.6	36.9	14.6
Cash and cash equivalents at end of period	13.6	36.9	13.6	36.9
14

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant sites and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant sites, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended December 31, 2016				Three-month period ended December 31, 2015
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	51.7	44.4	-	96.1	57.3	50.5	-	107.8
Inter-segment sales	-	-	-	-	-	(0.4)	-	(0.4)
Revenue to external customers	51.7	44.4	-	96.1	57.3	50.1	-	107.4
Result
Adjusted EBITDA	4.4	5.8	-	10.2	4.6	10.0	-	14.6
Other share-based compensation charges	-	(0.3)	-	(0.3)	(0.3)	(0.2)	-	(0.5)
Loss on disposal of property, plant and equipment	(0.1)	(0.1)	-	(0.2)	-	-	-	-
Depreciation and amortization	(2.2)	(2.3)	-	(4.5)	(1.8)	(2.8)	-	(4.6)
Trading profit - segment result	2.1	3.1	-	5.2	2.5	7.0	-	9.5
Changes to defined benefit pension plans	-	-	0.6	0.6	-	-	18.0	18.0
Restructuring and other expense	-	(0.5)	-	(0.5)	(10.7)	(0.5)	-	(11.2)
Operating profit	2.1	2.6	0.6	5.3	(8.2)	6.5	18.0	16.3
Acquisitions and disposals	-	0.2	-	0.2	(0.1)	-	(1.8)	(1.9)
Net interest costs	-	-	(1.3)	(1.3)	-	-	(1.8)	(1.8)
IAS 19R retirement benefits finance charge	-	-	(0.7)	(0.7)	-	-	(0.7)	(0.7)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Profit / (loss) on operations before tax	2.1	2.7	(1.4)	3.4	(8.3)	6.4	13.7	11.8
Income tax expense			(0.2)	(0.2)			(4.4)	(4.4)
Net income for the period				3.2				7.4
Other segment information
Segment assets	146.8	190.6	54.1	391.5	158.3	208.5	68.9	435.7
Segment liabilities	(21.7)	(14.2)	(213.7)	(249.6)	(32.3)	(21.4)	(212.3)	(266.0)
Net assets / (liabilities)	125.1	176.4	(159.6)	141.9	126.0	187.1	(143.4)	169.7
Capital expenditure: Property, plant and equipment	1.0	4.0	-	5.0	2.7	4.2	-	6.9
Capital expenditure: Intangible assets	0.9	0.5	-	1.4	0.6	0.5	-	1.1

	Twelve-month period ended December 31, 2016				Twelve-month period ended December 31, 2015
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	225.8	189.1	-	414.9	239.1	221.8	-	460.9
Inter-segment sales	-	(0.1)	-	(0.1)	-	(0.6)	-	(0.6)
Revenue to external customers	225.8	189.0	-	414.8	239.1	221.2	-	460.3
Result
Adjusted EBITDA	19.7	35.6	-	55.3	16.5	45.7	-	62.2
Other share-based compensation charges	(0.6)	(0.8)	-	(1.4)	(0.7)	(0.6)	-	(1.3)
Loss on disposal of property, plant and equipment	(0.1)	(0.1)	-	(0.2)	-	-	-	-
Depreciation and amortization	(7.6)	(10.8)	-	(18.4)	(7.2)	(11.4)	-	(18.6)
Trading profit - segment result	11.4	23.9	-	35.3	8.6	33.7	-	42.3
Profit on sale of redundant site	-	-	2.1	2.1	-	-	-	-
Changes to defined benefit pension plans	-	-	0.6	0.6	-	-	18.0	18.0
Restructuring and other expense	-	(2.2)	-	(2.2)	(21.9)	(0.5)	-	(22.4)
Operating profit / (loss)	11.4	21.7	2.7	35.8	(13.3)	33.2	18.0	37.9
Acquisitions and disposals	-	0.2	-	0.2	(0.2)	-	(1.8)	(2.0)
Net interest costs	-	-	(5.6)	(5.6)	-	-	(6.9)	(6.9)
IAS 19R retirement benefits finance charge	-	-	(2.1)	(2.1)	-	-	(3.0)	(3.0)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.4)	-	(0.4)	-	(0.4)	-	(0.4)
Profit / (loss) on operations before tax	11.4	21.5	(5.0)	27.9	(13.5)	32.8	6.3	25.6
Income tax expense			(6.0)	(6.0)			(9.5)	(9.5)
Net income for the period				21.9				16.1
Other segment information
Capital expenditure: Property, plant and equipment	6.5	10.0	-	16.5	6.0	9.3	-	15.3
Capital expenditure: Intangible assets	1.5	0.9	-	2.4	1.3	1.0	-	2.3
15

2. Calculation of net debt

	December 31,	December 31,
	2016	2015
Net debt is represented by:	$M	$M
Non-current bank and other loans	(121.0)	(131.6)
Less:
Cash and cash equivalents	13.6	36.9
Net debt at the end of the period	(107.4)	(94.7)

3. Other income / (expense) items

Three-month periods ended December 31,		Twelve-month periods ended December 31,

2016	2015	2016	2015
$M	$M	$M	$M
a)	Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	-	-	2.1	-
	-	-	2.1	-
b)	Changes to defined benefit pension plans
Credited to operating profit:
Changes to defined benefit pension plan	0.6	18.0	0.6	18.0
	0.6	18.0	0.6	18.0
c)	Restructuring and other expense
Charged to operating profit:
Rationalization of operations	(0.2)	(10.6)	(0.4)	(21.8)
Patent infringement litigation costs	(0.3)	(0.5)	(0.6)	(0.5)
Receivable impairment provision	-	-	(1.2)	-
I.P.O.-related share-based compensation charges	-	(0.1)	-	(0.1)
	(0.5)	(11.2)	(2.2)	(22.4)
d)	Restructuring and other expense
Charged to non-operating profit:
Merger and acquisition costs	(0.3)	(1.9)	(0.3)	(2.0)
Re-measurement of deferred contingent consideration	0.5	-	0.5	-
	0.2	(1.9)	0.2	(2.0)

Profit on sale of redundant site

For the twelve-month period ended December 31, 2016, a profit of $2.1m has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Changes to defined benefit pension plans

For the three-month and twelve month periods ended December 31, 2016, a net credit of $0.6m has been recognized in relation to deferred members in the U.S. pension plan being offered the option of a lump sum in respect of their benefits in the plan. The partial settlement of the pension liabilities resulted in a non-cash credit in the income statement of $0.6m.

For the three-month and twelve-month periods ended December 31, 2015, a net credit of $18.0m has been recognized in relation to changes to the U.K. defined benefit pension plans effective April 2016 in respect to closure of the plan to future accrual and changing the reference index from the Retail Price Index (“RPI”) to the Consumer Price Index (“CPI”) when increasing pensions in payment. This credit comprises a past service credit of $14.9m and a curtailment credit of $3.3m, offset by associated advisory costs of $0.2m.

Rationalization of operations

For the three-month and twelve-month periods ended December 31, 2016, $0.2m and $0.4m, respectively, have been incurred in relation to rationalization and similar expenses in the Elektron Division.

For the three-month and twelve-month periods ended December 31, 2015, $10.6m and $21.8m, respectively, have been incurred in relation to rationalization and similar expenses; all such costs relate to the Gas Cylinders Division. The $21.8m of costs incurred in the Gas Cylinders Division related to the rationalization of its Alternative Fuel (“AF”) operations, including closure of two manufacturing facilities (in Germany and Utah) and a review of related assets and investments for obsolescence and impairment. The charge comprises asset write-downs of $17.7m, redundancy costs of $2.2m, closure costs of $1.7m and legal costs of $0.2m.

16

3. Other expense items (continued)

Patent infringement litigation costs

For the three-month and twelve-month periods ended December 31, 2016, we incurred $0.3m and $0.6m, respectively, of costs within the Elektron Division in relation to the ongoing patent infringement litigation against a competitor.

For the three-month and twelve-month periods ended December 31, 2015, $0.5m of costs have been incurred in relation to the patent infringement litigation against a competitor.

Receivable impairment provision

For the twelve-month period ended December 31, 2016, $1.2m has been incurred for an impairment charge on receivables in relation to the aerospace customer that entered Chapter 11 protection.

I.P.O. related share-based compensation charges

For the three-month and twelve-month periods ended December 31, 2015, a charge of $0.1m was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Merger and acquisition costs

For the three-month and twelve-month periods ended December 31, 2016, charges of $0.3m were recognized in the income statement in relation to costs incurred in relation to a potential acquisition that was aborted.

For the three-month and twelve-month periods ended December 31, 2015, charges of $1.9m and $2.0m, respectively, were recognized in the income statement in relation to merger and acquisition activity. During the three-month and twelve-month periods ended December 31, 2015, we incurred $1.8m of costs related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders.

Remeasurement of deferred contingent consideration

For the three-month and twelve-month periods ended December 31, 2016, a credit of $0.5m was recognized in the income statement in relation to the remeasurement of deferred contingent consideration arising from acquisitions. This related to the Elektron Division and specifically to the acquisition of Luxfer Magtech, where an element of deferred contingent consideration was no longer payable due to the acquired business failing to achieve a profit trigger as at December 31, 2016.

17

4. Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2016	2015	2016	2015
	$M	$M	$M	$M
Net income for the period	3.2	7.4	21.9	16.1
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.4	0.4
Acquisitions and disposals	(0.2)	1.9	(0.2)	2.0
Amortization on acquired intangibles	-	0.3	1.0	1.4
IAS 19R retirement benefits finance charge	0.7	0.7	2.1	3.0
Profit on sale of redundant site	-	-	(2.1)	-
Changes to the defined benefit pension plan	(0.6)	(18.0)	(0.6)	(18.0)
Restructuring and other expense	0.5	11.2	2.2	22.4
Other share-based compensation charges	0.3	0.5	1.4	1.3
Income tax thereon	(0.3)	3.3	(1.4)	0.9
Adjusted net income	3.7	7.4	24.7	29.5

Add back / (deduct):
Income tax thereon	0.3	(3.3)	1.4	(0.9)
Income tax expense	0.2	4.4	6.0	9.5
Net interest costs	1.3	1.8	5.6	6.9
Loss on disposal of property, plant and equipment	0.2	-	0.2	-
Depreciation and amortization	4.5	4.6	18.4	18.6
Amortization on acquired intangibles	-	(0.3)	(1.0)	(1.4)
Adjusted EBITDA	10.2	14.6	55.3	62.2

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

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5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods		Twelve-month periods
	ended December 31,		ended December 31,
	2016	2015	2016	2015
	$M	$M	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	3.2	7.4	21.9	16.1

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.4	0.4
Acquisitions and disposals	(0.2)	1.9	(0.2)	2.0
Amortization on acquired intangibles	-	0.3	1.0	1.4
IAS 19R retirement benefits finance charge	0.7	0.7	2.1	3.0
Profit on sale of redundant site	-	-	(2.1)	-
Changes to defined benefit pension plan	(0.6)	(18.0)	(0.6)	(18.0)
Restructuring and other expense	0.5	11.2	2.2	22.4
Other share-based compensation charges	0.3	0.5	1.4	1.3
Income tax thereon	(0.3)	3.3	(1.4)	0.9
Adjusted earnings	3.7	7.4	24.7	29.5

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,420,537	26,886,560	26,443,662	26,918,987
Exercise of share options	213,255	369,377	270,997	453,736
For diluted earnings per share	26,633,792	27,255,938	26,714,659	27,372,723

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.14	$0.28	$0.93	$1.10
Unadjusted	$0.12	$0.28	$0.83	$0.60
Diluted
Adjusted	$0.14	$0.27	$0.92	$1.08
Unadjusted	$0.12	$0.27	$0.82	$0.59

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

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6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at December 31, 2016.

The main reason for the increased deficit at December 31, 2016, when compared to December 31, 2015, is that during the year there has been lower-than-expected asset returns that has been more than offset by the loss from the increase in long-term U.K. inflation expectations and from the decrease in discount rates. This has been partially offset by gains from exchange rate movements and a settlement credit from the U.S. lump sum exercise.

The movement in the pension liability is shown below:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2016	2015	2016	2015
	$M	$M	$M	$M
Opening balance	87.8	88.6	58.9	90.9
Charged to the income statement	1.5	2.1	7.0	8.9
Lump sum settlement credit to the income statement	(0.6)	-	(0.6)	-
Curtailment credit to the income statement	-	(3.3)	-	(3.3)
Past service credit to the income statement	-	(14.9)	-	(14.9)
Cash contributions	(2.4)	(2.8)	(10.9)	(14.5)
(Credited) / charged to the statement of comprehensive income	(16.0)	(8.9)	21.7	(4.4)
Exchange difference	(3.8)	(1.9)	(9.6)	(3.8)
Closing balance	66.5	58.9	66.5	58.9

7. Dividends paid and proposed

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2016	2015	2016	2015
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid November 4, 2015 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	-	-	3.4	-
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	-	-	3.3	-
Interim dividend paid August 3, 2016 ($0.125 per ordinary share)	-	-	3.3	-
Interim dividend paid November 2, 2016 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	2.7	13.3	10.8
Dividends declared after December 31 (not recognized as a liability as at December 31):
Interim dividend declared and paid February 3, 2016 ($0.125 per ordinary share)	-	3.4	-	3.4
Interim dividend declared and paid February 1, 2017 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	3.4	3.3	3.4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: March 7, 2017

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC